UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

MATTERSIGHT CORPORATION

(Name of Subject Company)

NICE ACQUISITION SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of

NICE SYSTEMS, INC.
(Offeror)
A Wholly-Owned Subsidiary of

NICE LTD.
(Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
7% SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Tali Mirsky
General Counsel
NICE Ltd.
13 Zarchin Street, P.O. Box 690
Ra’anana 4310602
Israel
+972-9-7753522

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth Henderson, Esq.
James Attonito, Esq.
Taavi Annus, Esq.
Bryan Cave Leighton Paisner LLP
1290 Avenue of the Americas
New York, NY 10104

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$103,239,713.14	$12,853.34

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 32,234,448 outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Mattersight Corporation, a Delaware corporation (“Mattersight” or the “Company”), which number includes all Common Shares subject to restricted stock awards of the Company that have vested or are expected to vest, but excludes treasury shares, multiplied by the offer price of $2.70 per Common Share, (ii) 1,637,786 outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”, and together with the Common Shares, the “Mattersight Shares”), of Mattersight, multiplied by the offer price of $7.80 per Preferred Share plus $3,422,972.74, representing the estimated accrued but unpaid dividends on the Preferred Shares, and (iii) 60,000 Common Shares issuable pursuant to outstanding Mattersight stock options with an exercise price less than the offer price of $2.70 per Common Share, multiplied by $0.15, which is the offer price of $2.70 per Common Share minus the weighted average exercise price for such options of $2.55 per Common Share. The calculation of the filing fee is based on information provided by Mattersight as of May 7, 2018.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,853.34	Filing Party: NICE Acquisition Sub, Inc., NICE Systems, Inc., and NICE Ltd.
Form or Registration No.: Schedule TO	Date Filed: May 10, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by NICE Ltd. (“NICE”), a company organized under the laws of the State of Israel, NICE Systems, Inc. (“Parent”), a Delaware corporation and wholly-owned subsidiary of NICE, and NICE Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, with the U.S. Securities and Exchange Commission on May 10, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for (i) all of the outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Mattersight Corporation (“Mattersight” or the “Company”), a Delaware corporation, at a price of  $2.70 per share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, and (ii) all of the outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (together with the Common Shares, the “Mattersight Shares”) of Mattersight, at a price of  $7.80 per share, plus accrued and unpaid dividends payable thereon, if any, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 10, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“On August 6, 2018, NICE, on behalf of Parent and Purchaser, announced an extension of the expiration of the Offer to one minute after 11:59 p.m., New York time, on Friday, August 17, 2018, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York time, on Friday, August 3, 2018, was extended to allow additional time for the satisfaction of the conditions to the Offer.

The Depositary has advised NICE, Parent, and Purchaser that, as of 5:00 p.m., New York time, on Friday, August 3, 2018, approximately (a) 26,430,707 Common Shares had been validly tendered in the Offer, and not validly withdrawn, and (b) 1,576,839 Preferred Shares had been validly tendered in the Offer, and not validly withdrawn, representing approximately 80.1% of Mattersight Shares outstanding on an as-converted to Common Shares basis. In addition, 454,807 Common Shares and 993 Preferred Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary have been delivered.

The full text of the press release issued by NICE announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(L) and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(L)	Press Release issued by NICE Ltd., dated August 6, 2018.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

All references to “one minute after 11:59 p.m., New York time, on August 3, 2018” in the Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO), Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO), Notice of Guaranteed Delivery (Exhibit (a)(1)(C) to the Schedule TO), Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit (a)(1)(D) to the Schedule TO) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E) to the Schedule TO) are hereby amended and replaced with “one minute after 11:59 p.m., New York time, on August 17, 2018”. The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2018

NICE ACQUISITION SUB, INC.

By:	/s/ Jeff Levenberg
Name: Jeff Levenberg
Title: Secretary and Director

NICE SYSTEMS, INC.

By:	/s/ Jeff Levenberg
Name: Jeff Levenberg
Title: Secretary and Director

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by NICE Ltd., dated April 26, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by NICE Ltd. with the Securities and Exchange Commission on April 26, 2018).*

(a)(1)(H)	Summary Advertisement as published in The New York Times on May 10, 2018.*

(a)(1)(I)	Press Release issued by NICE Ltd., dated June 8, 2018.*

(a)(1)(J)	Press Release issued by NICE Ltd., dated June 22, 2018.*

(a)(1)(K)	Press Release issued by NICE Ltd., dated July 9, 2018.*

(a)(1)(L)	Press Release issued by NICE Ltd., dated August 6, 2018.

(d)(1)	Agreement and Plan of Merger by and among NICE Systems, Inc., NICE Acquisition Sub, Inc., Mattersight Corporation, and, solely for purposes of Section 8.16 thereof, NICE Ltd., dated as of April 25, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(d)(2)	Non-Disclosure Agreement, dated February 8, 2018, by and between NICE Systems, Inc. and Mattersight Corporation.*

(d)(3)	Exclusivity Agreement, dated March 17, 2018, by and between Mattersight Corporation and NICE Ltd.*

(d)(4)	Form of Tender and Support Agreement, by and among NICE Systems, Inc., NICE Acquisition Sub, Inc. and certain directors, executive officers, and other stockholders of Mattersight Corporation, dated as of April 25, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(d)(5)	Amendment to Employment Agreement, dated April 25, 2018, between Mattersight Corporation, NICE Systems, Inc. and David Gustafson (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(g)	None.

(h)	None.

*	Previously filed.